

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2007

By Facsimile and U.S. Mail

Mr. Jairo Senise
Chief Executive Officer
Gruma, S.A. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza Garcia, Nuevo Leon
66220, Mexico

> **Re:** **Gruma, S.A. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Letter Dated January 31, 2007**
> **File No. 001-14852**

Dear Mr. Senise:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief